

03054265



APR 2 3 2003
WASH, D.C.
207
SECTION

TC 8/29

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 51249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANT WILLIAMS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 MARKET STREET 34th FLOOR
(No. and Street)

PHILADELPIA, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Grant 215-564-2802
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRINKER, SIMPSON & COMPANY, L.L.P.
(Name — if individual, state last, first, middle name)

900 OLD MARPLE ROAD SPRINGFIELD, PA 19064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, STEVEN T. GRANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANT WILLIAMS, L.P., as of FEBRUARY 18, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Colene Clark Bittone, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires September 5, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT WILLIAMS, L.P.
REPORT ON AUDIT OF FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

GRANT WILLIAMS, L.P.
INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Brinker, Simpson & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Thomas M. Brinker, Jr., MS, CPA
Robert B. Simpson, MS, CPA
Matthew F. Mingey, CPA
Michael W. Simpson, CPA

Old Marple Square
900 Old Marple Road, Suite 200
Springfield, PA 19064
(610) 544-5900
Fax (610) 544-7455
www.brinkersimpson.com

Report of Independent Auditors

To the General Partner
Grant Williams, L.P.
Philadelphia, PA 19103

We have audited the accompanying statement of financial condition of Grant Williams, L.P. (a Pennsylvania Limited Partnership), as of December 31, 2002 and the related statements of income, partners' capital, cash flows, and changes in liabilities subordinated to general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations, and cash flows of Grant Williams, L.P. as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

The supplementary schedules contained in the financial statements are presented as required by regulatory agency rules. In our opinion the information presented in the supplementary schedule is presented fairly in all material respects in conformity with U.S. generally accepted accounting principles.

Brinker, Simpson & Company, L.L.P.

Brinker, Simpson & Company, L.L.P.
Certified Public Accountants
February 18, 2003

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

(See Accountants Report)

ASSETS

Current Assets

Cash & Short Term Investments	$105,606	
Debt Securities	446,809	
Other Securities	759,821	
Interest Receivable	14,251	
Total Current Assets		$1,326,487

Other Assets

Organization Costs, Net	1,960	
Total Other Assets		1,960
TOTAL ASSETS		$1,328,447

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

(See Accountants Report)

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities		
Accounts Payable & Accrued Expenses	$64,932	
Total Current Liabilities		$64,932
Long Term Liabilities		
Subordinated Debentures	1,100,000	
Total Long Term Liabilities		1,100,000
TOTAL LIABILITIES		1,164,932
PARTNERS' CAPITAL		163,515
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$1,328,447

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

(See Accountants Report)

REVENUE:		
Trading Gains	$1,123,838	
Interest	103,481	
Commissions & Fees	71,714	
Total Revenue		$1,299,033
EXPENSES:		
Salaries & Costs	856,013	
Office Operations	239,731	
Regulatory	9,090	
Professional Fees	15,251	
Marketing	27,846	
Interest	140,093	
Amortization	1,959	
Total Expenses		1,289,983
NET INCOME		$9,050

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

(See Accountants Report)

	PARTNERS' CAPITAL
Opening Balance @ 1-1-02	$166,155
Net Income	9,050
Distribution to Partners	(11,690)
Ending Balance @ 12-31-02	$163,515

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

(See Accountants Report)

Cash Flows From Operating Activities:	
Net Income	$9,050
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	1,959
Receivables	(11,209)
Accounts Payable & Accrued Expenses	(8,550)
Net Cash (Used In) Operating Activities	(8,750)
Cash Flows From Investing Activities:	
Securities & Bonds	(1,007,870)
Net Cash (Used In) Investing Activities	(1,007,870)
Cash Flows From Financing Activities:	
Proceeds of Subordinated Debentures	650,000
Distribution to Partners	(11,690)
Net Cash Provided By Financing Activities	638,310
Net Decrease in Cash & Short Term Investments	(378,310)
Beginning Cash Balance	483,916
Ending Cash Balance	$105,606
Supplemental Disclosure of Cash Flow Information:	
Interest Payments	$140,093

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

(See Accountants Report)

Subordinated Debentures, January 1, 2002	$450,000
Proceeds from Issuance of Subordinated Debentures	650,000
Subordinated Debentures, December 31, 2002	$1,100,000

GRANT WILLIAMS, L.P.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 – Nature of Business

Grant Williams, L.P. (Company), a Pennsylvania Limited Partnership, operates as a broker-dealer of investment securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer. The financial statements are presented on the standard accrual basis of accounting.

Securities Transactions

Securities transactions in regular trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Accounts receivable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Securities are marked-to-market value at the statement date.

Income Taxes

The Company operates as a partnership for tax filing purposes. As such, all items of income and loss pass through to the partners and are taxed at their respective rates. There is no provision for income taxes included on these statements.

Cash Equivalents

For purposes of cash flows, the company has defined cash to include all temporary investments with a maturity of less than ninety days.

GRANT WILLIAMS, L.P.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 2 – Summary of Significant Accounting Policies – continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk to default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3 – Cash – Short Term Investment

The Short Term Investment includes a separate account segregated from the operating and trading accounts. This account was established as a requirement of the NASD and the Company's clearance organization with a minimum balance of $100,000.

Note 4 – Debt Securities

Debt Securities represent readily marketable securities (primarily mortgages and bonds) cleared and held in inventory by the Company for resale. These securities include amounts in cash with varying maturity dates at varying rates of return.

Note 5 – Organization Costs

Organization Costs in the form of legal and accounting fees were capitalized in an original amount of $9,796 and are being amortized over a 60 month period.

Note 6 – Subordinated Debentures

A limited partner transferred $450,000 of his capital balance to a Debenture that is subordinate to the claims of general creditors on May 24, 2001. This note bears interest payable monthly at a rate of 9% and is scheduled to be repaid on March 31, 2004. The limited partner issued a second Debenture for $650,000 on April 15, 2002. This note bears interest at 9% and is scheduled to be repaid on March 31, 2005. These notes have been accepted by NASD Regulation, Inc. as satisfactory subordination agreements and require written approval of NASD Regulation, Inc. before any prepayment of principal.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 with a minimum net capital of $100,000 (for the initial year of operations). At December 31, 2002 the Company maintained net capital of $1,155,570, which was $1,055,570 in excess of the required net capital.

Supplemental Schedule

Brinker, Simpson & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Thomas M. Brinker, Jr., MS, CPA
Robert B. Simpson, MS, CPA
Matthew F. Mingey, CPA
Michael W. Simpson, CPA

Old Marple Square
900 Old Marple Road, Suite 200
Springfield, PA 19064
(610) 544-5900
Fax (610) 544-7455
www.brinkersimpson.com

Independent Auditor's Report On Internal Control

To the General Partner
Grant Williams, L.P.
Philadelphia, PA 19103

We have audited the financial statements of Grant Williams, L.P. for the year ended December 31, 2002, and have issued our report thereon dated February 18, 2003.

In planning and performing our audit, we obtained an understanding of the design of relevant internal controls and determined whether they had been placed in operation, and we assessed control risk in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements of Grant Williams, L.P.

The management of Grant Williams, L.P. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control. The objectives of internal controls are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Because of inherent limitations in any internal controls, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of future periods is subject to risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in the amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control structure would not necessarily disclose all matters in internal controls that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. Our tests found no material weaknesses.

This report is intended for the information of the general partner, management, and the Securities and Exchange Commission. However, this report is a matter of public record and its distribution is not limited.

Brinker, Simpson & Company, L.L.P.

Brinker, Simpson & Company, L.L.P.
Certified Public Accountants

February 18, 2003

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2002

(See Accountants Report)

Net Capital	
Total Partners' Capital	$163,515
Liabilities Subordinated to Claims of General Creditors	1,100,000
Non Allowed Assets	
Receivables & Investments	(3,282)
Organization Costs	(1,959)
Net Capital Before Haircuts On Securities Positions	1,258,274
Haircuts - Debt Securities	(101,479)
Haircuts - Other Securities	(1,225)
Net Capital	$1,155,570
Aggregate Indebtedness	
Accounts Payable & Accrued Expenses	$64,932
Total Aggregate Indebtedness	$64,932
Reconciliation with Company's Computation included in Part II of Form 17-a-5(a)	
Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	$1,169,909
Net Capital Per Above	1,155,570
Difference	($14,339)
Attributed To:	
Interest Receivable	$14,251
Additional Accrued Expenses	(17,100)
Distribution to Partners	(11,490)
Total	($14,339)